UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

October 19, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

BioDrain Medical, Inc.

File No. 333-155299 - CF#23873

_____

BioDrain Medical, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on November 12, 2008, as amended.

Based on representations by BioDrain Medical, Inc., that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.46	through February 20, 2014
Exhibit 10.47	through February 20, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Peggy Fisher
Assistant Director